BAKHU HOLDINGS, CORP.

CODE OF ETHICS

September 22, 2020

Introduction

This Code of Ethics (this “Code”) sets forth policies of Bakhu Holdings, Corp., a Nevada corporation (the “Company”), and governs the way it conducts itself and operates its business. The provisions of the Code are designed to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. All employees, officers, and directors of the Company must comply with the provisions of the Code. References to employees contained in the Code should be understood as referring to officers and non-employee directors as well.

The Company intends that the Code be its written code of ethics and that it comply with the standards outlined in Securities and Exchange Commission Regulation S-K Item 406.

In the course of performing various roles in the Company, each employee, officer, and director will encounter ethical questions in different forms and under a variety of circumstances. Moments of ethical uncertainty for employees, officers, and directors may arise in dealings with fellow employees, customers, or other parties such as government entities or members of our community. The Company’s employees should never be content with simply obeying the letter of the law, but must also strive to comport themselves honestly and ethically. The Code provides rules and procedures to help its employees, officers, and directors recognize and respond to situations that present ethical issues.

The reputation of the Company is its greatest asset and its value relies on the character of its employees. To protect this asset, the Company will not tolerate unethical behavior. Those who violate the standards in the Code will be subject to disciplinary action. If employees, officers, and directors are concerned about taking an action that may violate the Code or are aware of a violation by another employee, an officer, or a director, they should follow the guidelines outlined in Sections 6 and 7 of the Code.

1.Compliance with Laws, Rules, and Regulations

As a U.S. company with international sales, the Company is subject to laws and regulations both in the United States and abroad. Company policy requires that all employees, officers, and directors of the Company comply fully with both the spirit and the letter of all laws, rules, and regulations. Whenever an applicable law, rule, or regulation is unclear or seems to conflict with either another law or any provision of the Code, all employees, officers, and directors are urged to seek clarification from their supervisor, the Ethics Officer, if one has been appointed, or the Company employee designated to handle such matters, whose contact information is outlined in Section 6 below. The Code is in addition to, and should be read in conjunction with, the Company’s existing policies, practices, and procedures, including, but not limited to, the Company’s policies on securities trades, proprietary inventions, trade secrets, and employee conduct/harassment.

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2.Conflicts of Interest

Every employee has a primary business responsibility to the Company and must avoid conflicts of interest. A conflict of interest arises when an employee takes actions or enters into relationships that could oppose the interests of the Company or could interfere with the employee’s performance or independent judgment when carrying out his or her duties. The Company strictly prohibits its employees from taking any action or entering into any relationship that creates, or even appears to create, a conflict of interest without the prior approval of a supervisor. The Company’s principal executive officer, principal financial officer, principal accounting officer, and the controller must receive approval of the Board of Directors (the “Board”) or a Board committee before taking any action or entering into any relationship that creates, or even appears to create, a conflict of interest. For purposes of determining whether a conflict exists, the actions of an employee’s immediate family members are treated as those of the employee and are therefore subject to the same considerations.

To avoid such conflicts, an employee may not receive any payments, compensation, or gifts, other than gifts of nominal value and in compliance with applicable laws, from any entity that does business or seeks to do business with the Company. Furthermore, employees may not use Company property, information, or influence or their position in the Company for personal gain. Employees must be sensitive to other potential conflicts of interest that may arise and use their best efforts to avoid the conflict.

If an employee has any questions regarding the Company’s policy on conflicts of interest or needs assistance in avoiding a potential conflict of interest, he or she is urged to seek the advice of a supervisor or the Ethics Officer.

3.Fair Dealing

Although the success of the Company depends on its ability to outperform its competitors, the Company is committed to achieving success by fair and ethical means. The Company seeks to maintain a reputation for honesty and fair dealing among its competitors and the public alike. In light of this aim, the Company prohibits employees from engaging in any dishonest, unethical, or illegal business practices. An exhaustive list of unethical practices cannot be provided. Instead, the Company relies on the judgment of each employee to avoid such practices. Furthermore, each employee should endeavor to deal fairly with the Company’s customers, suppliers, competitors, and employees. No employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair business practice.

4.Books and Records, Accounting Controls and Disclosures

The Company requires that all its books and records be maintained accurately and with honesty. This requires that no fund, asset, liability, revenue, or expense be concealed or improperly or incompletely recorded for any purpose. All entries must be supported by documentation adequate to permit the books and records to be verified by audit. Proper accounting requires not only careful compliance by the Company’s accountants but also the cooperation of all employees who are involved in keeping financial records of any type.

The Company’s accounting controls and procedures are essential to ensuring the accurate reporting of the Company’s financial information. The Audit Committee of the Board, if one has been established, has the responsibility of reviewing the Company’s policies and practice concerning financial reporting. By conducting this review, the Audit Committee of the Board helps the Company identify deficiencies in its practices so that they can be promptly corrected. Auditors will have unrestricted

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access to all Company documents and records. All employees are required to cooperate fully with internal and external audits, especially as it relates to audits of the Company’s systems of internal controls, financial statements, or accounting books and records. In no case may an employee make a false or misleading statement to any internal or external auditor, withhold records, or otherwise interfere with an audit. No employees should coerce, manipulate, mislead, or unduly influence any auditor. An employee who knows any unreported or improperly reported financial activity must report such information to a supervisor, the Ethics Officer, or the Board.

The Company recognizes that the investment community derives information regarding the Company’s financial condition primarily from the Company’s filings with the Securities and Exchange Commission. To promote the transparency of its financial operations, the Company has a strict policy requiring that all filings with the Securities and Exchange Commission be fair, accurate, timely, and understandable.

5.Waivers

The Company expects all employees, officers, and directors to comply with the provisions of the Code. Any waiver of the Code for executive officers or directors may be made only by the Board and will be promptly disclosed to the public as may be required by law and the rules of such exchange on which the Company’s shares are traded. When necessary, a waiver will be accompanied by appropriate controls designed to protect the Company.

6.Compliance Resources

In some situations, an employee may be uncertain how to comply with the Code. This uncertainty may concern the ethical nature of the employee’s acts or the employee’s duty to report the unethical acts of another. When determining the proper course of action, the employee should carefully analyze the situation and seek guidance from his or her supervisor, the Ethics Officer, or other appropriate personnel according to the following four steps:

A.Gather all the facts. Do not take any action that may violate the Code until he or she has gathered all the facts that are required to make a well-informed decision and, if necessary, he or she has consulted with a supervisor or the Ethics Officer.

B.Action illegal or contrary to the Code. If an employee believes that the Code has been violated by an employee, an officer, or a director, he or she must promptly report the violation under the procedures provided in Section 7.

C.Discuss the problem with your supervisor. Supervisors must assist employees in complying with the Code. Employees should feel free to discuss the situation with their supervisor if they have any questions. Employees will not suffer retaliation for seeking such guidance.

D.If necessary, seek additional resources. The Ethics Officer will initially be the Company’s Chief Financial Officer, unless and until a successor Ethics Officer is appointed. The Ethics Officer and/or Company counsel will be available to speak with employees about problematic situations if they do not feel comfortable approaching their direct supervisor. Employees may also request assistance in writing by sending a request to the Ethics Officer and/or the Company’s legal counsel, _______________________.

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7.Reporting Procedures

All employees must report any violations of the Code, as well as violations of any laws, rules, or regulations. Employees also must report any transaction or relationship that could reasonably be expected to give rise to a conflict of interest.

If an employee is aware of a potential conflict of interest or believes that the Code has been violated by an employee, he or she must promptly report the violation to his or her direct supervisor or the Ethics Officer. If a report is made to a supervisor, the supervisor must in turn report the violation to the Ethics Officer. All violations by an officer or director of the Company must be reported directly to the Ethics Officer. Employees may also choose to report any violations regarding record keeping, financial accounting, or financial reporting to the Chairman of the Audit Committee of the Board, under the Company’s reporting procedures.

Reports may be made in person, by e-mail, by telephone, or in writing by sending a description of the violation and the names of the parties involved to the appropriate personnel mentioned in the preceding paragraph. Reports to the Ethics Officer may be sent to the following address: Bakhu Holdings, Corp., One World Trade Center, Suite 130, Long Beach, CA 90831. Reports to the Audit Committee of the Board should be submitted to the Chairman of the Audit Committee of the Board of Directors at the same address.

When reporting a violation, an employee may choose to remain anonymous. However, if an employee makes an anonymous report, he or she should create and preserve a record of this report to be able to demonstrate compliance with the requirement of reporting violations. Generally speaking, every effort will be made to maintain the confidentiality of reports of potential violations. However, there may be a point when the identity of the reporting employee may become known or may have to be revealed in the course of the investigation or to take corrective action.

The Company does not permit retaliation of any kind against employees for good faith reports of ethical violations. Any employee who attempts to or encourages others to retaliate against an individual who has reported a violation will be subject to disciplinary action.

8.Disciplinary Action

The Company has implemented the following disciplinary policies to ensure that prompt and consistent actions are taken in response to violations of the Code:

A.Range of Penalties. All violations of the Code will be treated seriously and will result in the prompt imposition of penalties which may include: (1) an oral or written warning, (2) a reprimand, (3) suspension, and/or (4) termination. Violations will also be reported to the appropriate regulatory agencies or other authorities.

B.Disciplinary Process. The penalty for a particular violation will be decided on a case-by-case basis and will depend on the nature and severity of the violations as well as the employee’s history of noncompliance and cooperation in the disciplinary process. Significant penalties will be imposed for violations resulting from intentional or reckless behavior. Penalties may also be imposed when an employee fails to report a violation due to the employee’s indifference, deliberate ignorance, or reckless conduct. When there is credible evidence of a violation, the Ethics Officer will determine the appropriate sanction with the assistance of the Company’s counsel and the Audit Committee of the Board.

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C.Consistent Enforcement. The Company intends to give consistent, equal treatment to all employees, officers, and directors for the imposition of disciplinary measures. Under this policy, all employees will be subject to the same disciplinary action for the commission of a similar offense.

9.Dissemination and Amendment

The Code shall be distributed to each new employee, officer, and director of the Company upon commencement of his or her employment or other relationship with the Company and shall also be distributed annually to each employee, officer, and director of the Company, and each employee, officer, and director shall sign an acknowledgment that he or she has received, read, and understood the Code and will comply with its terms.

The Company reserves the right to amend, alter, or terminate the Code at any time for any reason. The most current version of the Code can be obtained from the Company’s Ethics Officer.

This document is not an employment contract between the Company and any of its employees, officers, or directors.

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